EX 99.2

Velti Acquires Mobile Interactive Group, Extending its Lead as
World's Largest Mobile Marketing Company
SAN FRANCISCO and LONDON, UK, Nov. 15, 2011 (GLOBE NEWSWIRE) - - Velti plc (NASDAQ: VELT), the leading mobile marketing and advertising technology provider for brands, advertising agencies, mobile operators and media, today announced the acquisition of Mobile Interactive Group (“MIG”), the UK's largest mobile marketing company. The acquisition expands Velti's lead as the world's largest mobile marketing company based on revenue, customers, consumer reach and technology holdings.
With more than $100 million in gross billings, more than $20 million in net revenues in 2010, and more than 160 employees MIG has established itself as a leading mobile marketing player. The company's global partnership with Skype, its Facebook Preferred Developer Consultant status and the launch of its mobile / broadcast interactive platform have won MIG accolades as a pioneer in bridging social media, mobile marketing and commerce transactions. Earlier this year, Deloitte named MIG the fastest growing privately owned technology firm in Europe.
MIG offers mobile marketing, mobile commerce and mobile billing services in 44 countries and has operations in the UK, US, Netherlands, Belgium and Australia. The company's technology platform is used by more than 300 enterprise customers including Skype, Vodafone, O2, PepsiCo, ITV, FIVE, Fremantle, BBC, Sony, Barclaycard, Marks & Spencer and NewLook. MIG's mobile interactive technology is used by broadcasters in Europe and the Asia Pacific region for real-time social media interactions through the mobile platform.
“The acquisition of MIG combined with the resources of Velti, creates a strong resource for brands, mobile operators and media companies around the world,” said Alex Moukas, CEO of Velti. “This acquisition also solidifies our leadership in mobile marketing, a $16 billion category that many predict will almost double to $30 billion in the next few years. We believe we are very well positioned to take a healthy share of this market and bring unique scale and depth to our partners around the world.”
MIG has deployed innovative technology in high growth areas such as real-time mobile and social interactions in addition to mobile/TV interaction, using smart phones but also supporting feature phones. Those solutions can now leverage the best in class Velti infrastructure.
“The complementary strategic capabilities, geographic footprint and innovative customer solutions of our two companies create a global mobile marketing powerhouse,” said Barry Houlihan, CEO and Founder of MIG. “Velti will drive significant economies of scale and innovation for our existing customers.”
Summary of Acquisition Terms and Financial Impact
Velti will pay a minimum consideration of $25 million, including $20 million of cash at closing. Depending on MIG's performance, Velti may pay up to an additional $34 million over time by 2013, using a multiple of 7.5 times adjusted EBITDA, measuring 2011 and 2012 performance. MIG's management will join Velti's global management team and will continue to operate the business.
Velti anticipates keeping in excess of $20 million of annualized US GAAP revenue from the acquisition, the majority of which is derived from recurring platform licensing, SaaS usage and performance fees. The transaction is expected to be EBITDA accretive in the first full quarter after closing. MIG is a free cash flow positive business.
About Velti
Velti is a leading global provider of mobile marketing and advertising technology and solutions that enable brands, advertising agencies, mobile operators and media to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. The Velti platform, called Velti mGage™, allows customers to use mobile and traditional media to reach targeted consumers, engage the consumer through the mobile Internet and applications, convert them into customers and continue to actively manage the relationship through the mobile channel. Velti is a publicly-held corporation based in Jersey, and trades on the NASDAQ Global Select Market under the symbol VELT. For more information, visit www.velti.com.
About MIG
Mobile Interactive Group (MIG) is the UK's leading mobile marketing business.  Founded in 2004, MIG has experienced rapid growth with no external funding.  As a result, a technology rich, cash generative core business model has evolved that boasts proprietary technical capability across the mobile value chain. MIG was named the No. 1 'Fastest Growing Privately Owned Technology Business' in the Deloitte Technology Fast 50 UK and Deloitte Technology Fast 500 EMEA (2010).
NOTE ABOUT FORWARD LOOKING STATEMENTS:
"Safe harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements regarding the expected benefits of the acquisition of MIG, the synergies brought by such acquisition, the expected growth in mobile advertising and marketing and the opportunities for further growth, globally, both for Velti and in connection with the acquisition, that involve risks and uncertainties concerning Velti's acquisition of MIG, anticipated product information, estimates of future results of operations and general business outlook. When used in this press release, the words "anticipates", "estimates", "may", "can", "will", "believes", "expects", "projects", "intends", "likely", similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Any such statement may be influenced by a variety of factors, many of which are beyond the control of Velti or MIG, that could cause actual outcomes and results to be materially different from those projected, described, expressed or implied in this press release due to a number of risks and uncertainties. These risks and uncertainties include - but are not limited to - risks associated with our ability to achieve the benefits and realize the synergies of the acquisition and to expand our customer base as a result, to maintain the employees, customers, suppliers and other strategic relationships of the acquired company, keep pace with technological and market developments and remain competitive against potential new entrants into our markets. Further information on these and other factors that could affect the company's results is included in our annual report on Form 20-F and in our registration statement on Form F-1 filed with the Securities and Exchange Commission and in other filings we may make with the Securities and Exchange Commission from time to time. Velti assumes no obligation and does not intend to update these forward-looking statements, except as required by law.
Contacts for Press and Analysts:
Velti plc
Wilson W. Cheung
Chief Financial Officer
wcheung@velti.com
Paul W. Clausing
Vice President, Finance
pclausing@velti.com